ARTICLE THREE

DIRECTORS

Section 3.1 Powers – The business of the corporation shall be managed by its Board of Directors, which may exercise all such powers of the corporation and do all such lawful acts and things as are not by statute or by the Articles of Incorporation or by these Bylaws directed or required to be exercised or done by the stockholders.

Section 3.2 Number of Directors – The Number of directors which shall constitute the whole board shall be One (1). The number of directors may from time to time be increased or decreased to not less than one nor more than fifteen by action of the Board of Directors. The directors shall be elected at the annual or special meeting of the stockholders or by the written consent thereto signed by stockholders holding at least a majority of the voting power of the Corporation. Each director elected shall hold office until his successor is elected and qualified. Directors need not be stockholders.

Section 3.3 Vacancies – Vacancies in the Board of Directors, including those caused by an increase in the number of directors, may be filled by a majority of the remaining directors, though less than a quorum, or by a sole remaining director, and each director so elected shall hold office until his successor is elected at an annual or a special meeting of the stockholders. The holders of a two-thirds of the outstanding shares of stock entitled to vote may at any time peremptorily terminate the term of office of all or any of the directors by vote at a meeting called for such purpose or by a written statement filed with the secretary or, in his absence, with any other officer. Such removal shall be effective immediately, even if successors are not elected simultaneously and vacancies on the Board of Directors resulting there from shall be filled only by the stockholders.

A vacancy or vacancies in the Board of Directors shall be deemed to exist in case of the death, resignation or removal of any directors. If the Board of Directors accepts the resignation of a director tendered to take effect at a future time, the Board or the stockholders shall have power to elect a successor to take office when the resignation is to become effective.

No reduction of the authorized number of directors shall have the effect of removing any director prior to the expiration of his term of office.

Section 3.4 Voting – With regards to all actions to be voted upon by the Board of Directors, the Chairman of the Board of Directors shall cast two votes and all Directors other than the Chairman of the Board of Directors shall cast one vote. In the event that votes are equally divided the Chairman of the Board of Directors shall cast three votes.